EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. ("Pretivm", the "Company", "we" or "us") for the three months ended March 31, 2017 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2016.

Effective January 1, 2017, the Company elected to change its presentation currency from the Canadian dollar ("CAD" or "C") to the United States dollar ("USD"). The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company's presentation currency. As a result, all dollar amounts in this MD&A are expressed in thousands of USD, unless otherwise specified. The functional currency of the Company and its subsidiaries was reassessed and the functional currency changed from CAD to USD, commencing on January 1, 2017. Refer to the "Changes in Accounting Policies" section of this MD&A.

This MD&A is prepared as of May 12, 2017 and includes certain statements that may be deemed "forward-looking statements". We direct investors to the section "Risks and Uncertainties" and "Statement Regarding Forward-Looking Information" included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia. We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

We have a 100% interest in the Brucejack Mine and the Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Mine is our material mineral project. Our focus is on advancing Brucejack to production as a high-grade gold underground mine, with construction in progress and commercial production anticipated in mid-2017.

The mineral claims for the Snowfield Project are in good standing until 2027, and we continue to conduct baseline environmental studies for potential future development.

1st Quarter Highlights

●
On February 3, 2017, we announced the acceleration of mine commissioning with dry commissioning scheduled to commence in March 2017 and wet commissioning scheduled to commence in early April 2017. We also announced an updated forecast of the capital cost to complete construction of the Brucejack Mine, with capital cost including working capital estimated to be $811.1 million.

●
On February 7, 2017, we announced the offering of $90 million of unsecured convertible senior subordinated notes, with an over-allotment option of $10 million. On February 14, 2017, we announced the completion of the offering for total gross proceeds of $100 million, which included the exercise of the full amount of the over-allotment option of $10 million.

●
On March 31, 2017, we announced the Brucejack Mine transmission line was energized and dry commissioning was underway. Additionally, we announced that wet commissioning remained on schedule to begin in early April with the first ore expected to be introduced to the mill in mid-April.

●
Subsequent to the end of the quarter, on May 1, 2017, we announced that wet commissioning was nearing completion at the Brucejack Mine, that the commissioning process was initiated in April and that the first ore had been introduced to the surge bin in the mill building.

Operations

Brucejack Mine

The Brucejack Mine is located approximately 950 kilometers northwest of Vancouver, British Columbia and 65 kilometers north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area. The Brucejack Mine forms part of our contiguous claims package that comprises over 121,000 hectares.

Advancing the Brucejack Mine – Commissioning Progress

Initial ore has been introduced to the mill and concentrate to the thickener. Concentrate production is expected to start shortly. The gold room is planned to be commissioned in the coming days and doré production will follow.

Underground development continues to advance. Over 198,000 tonnes of ore have been stockpiled on surface and underground. Two long-hole drills are currently drilling off stopes. The slot raise and slot have been blasted in the test stope. There are two stopes ready for production blasting and three other stopes are being drilled.

Brucejack Mine Construction and Commissioning Highlights

On May 1, 2017 we announced that construction of underground infrastructure, including the crusher, rock breaker, feeder, electrical substation, conveying system and transfer towers was substantially complete and commissioned. The conveyor gallery from the Valley of the Kings portal to the mill building was installed and the conveyor commissioned. Nine hundred tonnes of ore had been introduced as part of the commissioning process and run through the crusher and conveyed to the surge bin in the mill building.

During April, commissioning of the process plant and service systems progressed. The variable frequency drives for the SAG and ball mills were tested and commissioned, with electric motors bumped and drives coupled. Water was introduced into both mills and water load test operation completed. The rougher flotation cells were hydro tested and blowers and compressors commissioned. The SAG mill feeders and conveyors were commissioned, as was the recirculation high angle conveyor. Services such as process and fresh water, instrument air, pump gland water were commissioned and placed in service. The fire pumps were commissioned. Power from the 57-kilometer long transmission line connecting the Brucejack Mine to the BC Hydro power grid was fully integrated powering the entire mine site.

Brucejack Mine Capital Cost Forecast

On February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Forecast”) to complete construction of the Brucejack Mine, including contingencies, was $811.1 million, an increase of 16% from the February 2016 capital cost estimate of $696.8 million. The February 2017 Forecast includes $68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period.

Key areas of capital cost increases from the February 2016 capital cost estimate include: the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirect/Owner's costs ($31.4 million).

A summary of capital costs from the February 2017 Forecast in comparison with the February 2016 capital cost estimate is shown in Table 1 below.

Table 1: Capital Costs Summary Comparison (1)

	February 2017 Estimate($ million)	February 2016 Estimate ($ million)
Mine underground	90.7	101.4
Mine site(2)	250.4	165.3
Offsite Infrastructure(3)	108.8	81.0
Total Direct Costs	449.9	347.7
Indirect Costs	78.3	97.5
Owner's Costs	209.0	160.3
Contingency	5.1	35.3
Total Capital Cost	742.3	640.8
Working Capital	68.8	56.0
Total Construction Cost	811.1	696.8
(1)	US$0.75:C$1
(2)	Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(3)	Includes transmission line

Updated Economic Metrics

An updated summary of Brucejack’s economic results by metal price is shown in Table 2 below. Based on the February 2017 Forecast, Net Cash Flows and Net Present Values have decreased slightly and Internal Rates of Return and Payback have improved marginally in comparison to the project economics associated with the February 2016 estimate.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2017 Update (1,2)

	Low Case	Base Case	High Case
Gold Price ($/ounce)	$800	$1,100	$1,400
Silver Price ($/ounce)	$10.00	$14.00	$18.00
Net Cash Flow	$2.11 billion (pre-tax) $1.47 billion (post-tax)	$4.22 billion (pre-tax) $2.82 billion (post-tax)	$6.32 billion (pre-tax) $4.17 billion (post-tax)
Net Present Value(3) (5.0% discount)	$1.05 billion (pre-tax) $0.69 billion (post-tax)	$2.34 billion (pre-tax) $1.53 billion (post-tax)	$3.62 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	19.9% (pre-tax) 16.5% (post-tax)	34.4% (pre-tax) 28.5% (post-tax)	47.5%(pre-tax) 39.1% (post-tax)
Payback(from start of production period)	5.0 years (pre-tax) 5.2 years (post-tax)	3.3 years (pre-tax) 3.5 years (post-tax)	2.5 years (pre-tax) 2.7 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(1)	Includes impact from financing announced September 15, 2015.
(2)	Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(3)	NPV is discounted to December 31, 2015.

February 2017 Financing

On February 14, 2017, we completed an offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022. The use of proceeds for the offering is working capital during start-up of the Brucejack Mine and general corporate purposes. For details of Brucejack construction financing see “Liquidity and Capital Resources” below.

Valley of the Kings Mineral Reserve Estimate Update

On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

Areas of gain in the Mineral Reserves were attributed to the following factors:

●
Increasing drill density to 7.5-meter to 10-meter centers allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category. Mining stopes within the existing Mineral Reserve model along with expansion of the previous Indicated Mineral Resource wire frame accounted for an increase of approximately 620,000 ounces of gold.
●
Several new, adjacent stopes were added to the previous mine plan as a result of the infill drilling reaching beyond the previously defined ore. This expansion to the mine plan accounts for an increase of approximately 300,000 ounces of gold.
●
Adjustments were made to the stope orientation and design parameters, along with the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade. Estimating waste blocks within the stopes with the July 2016 Mineral Resource estimate grade accounts for an increase of approximately 200,000 ounces of gold.

The updated Mineral Reserves estimate is based on the July 2016 Mineral Resource estimate for the Valley of the Kings. The July 2016 Mineral Resource estimate was updated based on the 2015-2016 Valley of the Kings infill drill program which consisted of 63,470 meters in 367 drill holes designed to target stope areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level). (See news release dated July 21, 2016.)

Table 3 below is a summary of the updated Valley of the Kings Mineral Reserve estimate.

Table 3: Valley of the Kings Mineral Reserve estimate – December 2016(1-5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9
(1)
The Mineral Reserves and Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards of Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)	Contained metal figures and totals may differ due to rounding of figures
(3)	A 94% tonnage recovery is used.
(4)	Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate.
(5)	A NSR cut-off of C$180/tonne was used to optimize the stopes.

The National Instrument 43-101 compliant Feasibility Study for the Brucejack Mine titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was filed on SEDAR on June 30, 2014 (see news release dated June 19, 2014).

Snowfield Project

The Snowfield Project borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack Mine and Snowfield Project over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.

Additional Claims

Our contiguous claims, including the mining leases comprising the Brucejack Mine total over 121,000 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives. As well, our results are impacted by the valuation of our financial instruments which are a function of commodity prices, interest rates and foreign exchange rates.

Selected Financial Information

Basis of Presentation

The following financial data has been derived from our consolidated annual financial statements which have been prepared in accordance with IFRS, as issued by the IASB, except for quarterly financial information which is derived from our unaudited interim financial statements. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2016.

Quarterly information

Selected consolidated financial information is presented as follows (in $000’s, except for share data):

	2017	2016	2016	2016	2016	2015	2015	2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-

Earnings (loss) per share -
basic and diluted	$(0.02)	$(0.05)	$(0.08)	$(0.15)	$(0.07)	$0.04	$(0.02)	$(0.01)

Net income (loss)	$(4,263)	$(8,564)	$(15,115)	$(26,656)	$(10,877)	$6,561	$(2,548)	$(1,973)

Comprehensive
income (loss)	$(4,263)	$(27,663)	$(21,933)	$(29,075)	$38,050	$(15,991)	$(50,316)	$8,408

Total assets	$1,633,083	$1,450,436	$1,348,184	$1,324,613	$1,281,810	$1,069,986	$1,070,150	$746,441

Long-term liabilities	$688,617	$514,835	$420,720	$400,759	$368,627	$335,331	$344,407	$19,509

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$171,945	$141,791	$178,494	$285,664	$370,051	$280,293	$338,385	$55,212

Mineral properties, plant
and equipment	$1,435,202	$1,270,457	$1,120,745	$989,038	$862,206	$738,016	$686,518	$674,756

Quarter ended March 31, 2017 compared to the quarter ended March 31, 2016

Net loss for the three months ended March 31, 2017 was $4,263 compared to $10,877 for the comparable period ended March 31, 2016. The decrease in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $3,229 (2016 - $17,419) and a decrease in foreign exchange gain. This was partially offset by an increase in salaries and share-based compensation.

Net comprehensive loss for the three months ended March 31, 2017 was $4,263 compared to net comprehensive income of $38,050 for the comparable period ended March 31, 2016. In the comparable period, comprehensive income of $48,927 resulted from the translation of foreign denominated entities into the presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency commencing January 1, 2017.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. In the quarter, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold price, gold price volatility and a decrease in interest rate. The change in fair value of the offtake obligation resulted in a loss of $31 (2016 - $5,381) and the change in fair value of the stream obligation resulted in a loss of $7,993 (2016 - $15,202). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, the final advance on the credit facility and the passage of time resulting in a loss of $177 (2016 - $1,418).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $4,972 (2016 - $4,582) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Salaries

Salaries for the quarter ended March 31, 2017 were $5,227 as compared to $610 in the comparable period. The increase was due to a provision related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Share-based compensation expense

We hire individuals with the required skills to advance our business. Stock options and Restricted Share Units (“RSU’s”) may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these issuances over the vesting period.

During the quarter ended March 31, 2017, share-based compensation expense associated with stock options increased to $740 as compared to $655 during the comparable period. This was due mainly to the timing of stock options grants.

The 2014 RSU Plan resulted in $127 being recorded to share-based compensation expense compared to $61 during the comparable period. This was due mainly to the increase in share price of the Company in the quarter.

The 2015 RSU Plan resulted in $758 being recorded to share-based compensation expense compared to $163 during the comparable period. In Q4 2016, the Company started to account for the RSU’s granted under the 2015 RSU Plan as cash-settled awards resulting in mark-to-market movements. This contributed to the increase in expense recognized in the period as the share price of the Company increased.

Other income and expenses

Foreign exchange gain for the quarter ended March 31, 2017 was $1,885 as compared to $4,578 in the comparable period. The foreign exchange gain resulted from CAD denominated construction expenditures and CAD denominated monetary assets and liabilities translated into USD at the period end rate. In the comparable period, the foreign exchange gain was the result of the translation of US denominated senior secured term credit facility and US denominated cash and cash equivalents into CAD which was subsequently translated into USD, the presentation currency.

We earned interest income on our cash and cash equivalents balance for the quarter ended March 31, 2017 of $142 compared to $197 for the quarter ended March 31, 2016 which was directly attributable to cash balances held by the Company. Interest income earned on proceeds from the construction financing were capitalized to mineral properties, plant and equipment.

During the quarter ended March 31, 2017, we recorded a deferred income tax recovery of $5,055 compared to $4,370 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and the recognition of 2017 non-capital losses. The deferred tax liability derived from the convertible note was recorded against the equity component of the convertible note.

Liquidity and Capital Resources

Our cash and cash equivalents as at March 31, 2017 totaled $171,945 increasing $30,154 from $141,791 at December 31, 2016. The increase in cash is largely attributable to the completed offering of convertible notes and the final advance under the senior secured term credit facility offset by continued construction of the Brucejack Mine.

Our working capital as at March 31, 2017 was $88,071 as compared to 45,987 as at December 31, 2016. Working capital items other than cash and cash equivalents consisted of receivables and other of $14,906 and accounts payable and accrued liabilities of $98,780. Receivables and other is comprised primarily of $8,441 of Goods and Services Tax refunds, and $4,809 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

In 2015, we completed the $540 million construction financing with Orion and Blackstone. The financing was comprised of a credit facility for $350 million, a $150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for $40 million. The final advance of $100 million under the credit facility was completed on February 15, 2017.

On February 14, 2017, we completed the offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10 million aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1,000 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

With the available cash on hand and the proceeds from the convertible senior subordinated notes, the project capital costs and initial working capital for the Brucejack Mine are expected to be fully funded.

During the quarter ended March 31, 2017, the exercise of share options awards provided us with additional liquidity.

Cash used in investing activities for the quarter ended March 31, 2017 was $168,192 (2016 - $66,875). For the quarter ended March 31, 2017, the expenditure increase is due to the continuation of mine construction and mine development as the Company prepares for commissioning of the Brucejack Mine. In the comparable period, construction costs at the Brucejack Mine were less due to the nature of the work completed at the time.

We are a development stage company and as such, we do not currently generate revenues from operations. We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant debt and/or equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The plaintiffs in the action allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiff in the Wong Action, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims C$60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was brought seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion will be heard on May 29 and 30, 2017.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

Contractor Claim

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a statement of claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,562 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company has not yet filed a statement of defense.

The Company believes that the allegations made against it in the Bear Creek Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for the Bear Creek Action.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

Contractual Obligations

The following table provides our gross contractual obligations as of March 31, 2017 (in $000’s):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Office lease	$533	$495	$-	$-	$1,028
Decommissioning and
restoration provision	-	326	-	12,106	12,432

Financing activities (1)(2):
Repayment of credit facility	-	423,776	-	-	423,776
	$533	$424,597	$-	$12,106	$437,236

1)
Pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

2)
Under the Offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchase’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions (in $000’s)

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our Chief Executive Officer (our “CEO”), our Chief Financial Officer (our “CFO”), our Chief Exploration Officer and Vice President (our “CExO”) and our Vice President, Corporate (our “VP Corporate”).

Effective January 1, 2017, under his employment agreement, the Exec Chair will serve as Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which the Exec Chair’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election by the shareholders of the Company. The Exec Chair currently receives a base salary of C$500 per year, benefits, an annual performance bonus based on the annual corporate objectives set by the Compensation Committee of the Board of Directors and a long-term incentive award. In addition , following the Executive Term, the Exec Chair will receive a retirement allowance paid out over three years commencing January 1, 2020.

The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, twice the target bonus and the retirement allowance. The Exec Chair is entitled to the retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000).

Effective January 1, 2017, under the employment agreements, the CEO receives a base salary of C$645 per year, the CFO receives a base salary of C$425 per year, the CExO receives a base salary of C$370 per year and the VP Corporate receives a base salary of C$300 per year. Each of the CEO, CFO, CExO and VP Corporate are entitled to extended benefits and are eligible for an annual performance based bonus determined at the discretion of our Board and a long-term incentive award.

The CEO, CFO, CExO and VP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2016. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2017.

2) Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of March 31, 2017.

3) Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on certain conditions, including market, existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

4)      Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time.

5)      Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management will consider specific facts and circumstances. These factors will include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning, consistent operating results being achieved at a pre-determined level of design capacity and recovery for a reasonable period of time and the transfer of operations from construction personnel to operational personnel has been completed. Management anticipate that the Brucejack Mine will achieve commercial production during 2017.

Changes in Accounting Policies

The Company has not adopted any new accounting standards for the period ended March 31, 2017 that have had a material impact on the Company’s financial results, except for the following, as disclosed in note 2(b) of the condensed consolidated interim financial statements for the three months ended March 31, 2017.

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the quarter, the Company commenced mine commissioning activities which are expected to result in the generating of significant United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine moves into production. Additionally, the Company completed a USD convertible debt financing for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Financial Instruments and Other Instruments

Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.
Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities, the debt portion of the convertible notes and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial Risk Management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Our Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, restricted cash, receivables and other and accounts payable and accrued liabilities which are denominated in Canadian dollars. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

Credit risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of debt instruments and equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

Outstanding Share Data

At May 12, 2017, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	180,841,427	-		-
Stock options	6,676,552	$5.85 - $15.17	CAD	2.49
Convertible notes	6,250,000	$16.00	USD	4.84
Fully diluted	193,767,979

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 30, 2017 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the quarter ended March 31, 2017 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of March 31, 2017. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’, “targets” and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

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uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

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our ability to repay indebtedness;

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the effect of indebtedness on cash flow and business operations;

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our ability to satisfy commitments under the Stream and Offtake agreements and the effect of restrictive covenants in such agreements and in our Credit Agreement;

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assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the February 2017 Capital Cost Forecast and the 2017 Project Economics Update;

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our production estimates, including the accuracy thereof;

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our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Mine;

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dependency on the Brucejack Mine for our future operating revenue;

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the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

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our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates to mineral reserve estimates;

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uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral resources;

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the fact that we have no mineral properties in production and no history of production or revenue;

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the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

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our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

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our ability to complete commissioning and achieve commercial production at the Brucejack Mine in the timeline we anticipate;

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the operation and economic viability of the development of the Brucejack Mine;

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our history of negative operating cash flow, incurred losses and accumulated deficit;

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commodity price fluctuations, including gold price volatility;

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failure of counterparties to perform their contractual obligations;

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general economic conditions;

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the inherent risk in the mining industry;

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the commercial viability of our current and any acquired mineral rights;

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availability of suitable infrastructure or damage to existing infrastructure;

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governmental regulations, including environmental regulations;

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non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

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increased costs and restrictions on operations due to compliance with environmental laws and regulations;

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compliance with emerging climate change regulation;

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uncertainties relating to additional claims and legal proceedings;

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adequate internal control over financial reporting;

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potential opposition from non-governmental organizations;

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uncertainty regarding unsettled First Nations rights and title in British Columbia;

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uncertainties related to title to our mineral properties and surface rights;

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land reclamation requirements;

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our ability to identify and successfully integrate any material properties we acquire;

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currency fluctuations;

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competition in the mining industry for properties, qualified personnel and management;

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our ability to attract and retain qualified management;

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some of our directors’ and officers’ involvement with other natural resource companies;

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potential inability to attract development partners or our ability to identify attractive acquisitions;

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compliance with foreign corrupt practices regulations and anti-bribery laws;

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changes to relevant legislation, accounting practices or increasing insurance costs;

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our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

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significant growth could place a strain on our management systems;

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share ownership by our significant shareholders and their ability to influence our governance;

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certain actions under U.S. federal securities laws may be unenforceable;

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the trading price of our common shares is subject to volatility due to market conditions;

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future sales or issuances of our debt or equity securities;

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we do not intend to pay dividends in the near future;

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our being treated as a passive foreign investment company for U.S. federal income tax purposes;

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certain terms of the convertible notes; and

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risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.

Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 30, 2017 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.